# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 03/16/2025
Filed by CIK 0001609969
Persons authorized to receive notices and communications: Carolina A. Picazo, Spectrum Equity, 140 New Montgomery St., 20th Floor,, San Francisco, California (CA), 94105, (415) 464-4600

## Reporting persons
- Spectrum Equity VII, L.P. (CIK 0001609969): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 22,843,992; sole dispositive power 0; shared dispositive power 22,843,992; aggregate amount beneficially owned 22,843,992 (17.6% of the class)
  Comment: Row 13. Calculated assuming 129,645,461 shares of Class A Common Stock ("Class A Shares") outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the Issuer's Annual Report on Form 10-K filed on February 27, 2025 (the "10-K"), as increased by 22,905,133 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis ("Class B Shares"), held by the Reporting Persons following the March 2025 Spectrum Repurchase, as defined below.
- Spectrum Equity Associates VII, L.P. (CIK 0001824228): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 22,905,133; sole dispositive power 0; shared dispositive power 22,905,133; aggregate amount beneficially owned 22,905,133 (17.6% of the class)
  Comment: Row 13. Calculated assuming 129,645,461 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 22,905,133 Class B Shares held by the Reporting Persons following the March 2025 Spectrum Repurchase, as defined below.
- Spectrum VII Investment Managers' Fund, L.P. (CIK 0001626997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 39,101; sole dispositive power 0; shared dispositive power 39,101; aggregate amount beneficially owned 39,101 (0.03% of the class)
  Comment: Row 13. Calculated assuming 129,645,461 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 22,905,133 Class B Shares held by the Reporting Persons following the March 2025 Spectrum Repurchase, as defined below.
- Spectrum VII Co-Investment Fund, L.P. (CIK 0001822087): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 22,040; sole dispositive power 0; shared dispositive power 22,040; aggregate amount beneficially owned 22,040 (0.02% of the class)
  Comment: Row 13. Calculated assuming 129,645,461 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 22,905,133 Class B Shares held by the Reporting Persons following the March 2025 Spectrum Repurchase, as defined below.
- SEA VII Management, LLC (CIK 0001824265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 22,905,133; sole dispositive power 0; shared dispositive power 22,905,133; aggregate amount beneficially owned 22,905,133 (17.7% of the class)
  Comment: Row 13. Calculated assuming 129,645,461 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 22,905,133 Class B Shares held by the Reporting Persons following the March 2025 Spectrum Repurchase, as defined below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment: This Amendment No. 4 ("Amendment No. 4") is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on November 21, 2023, Amendment No. 2, filed with the SEC on March 8, 2024 and Amendment No. 3, filed with the SEC on September 3, 2024 (the "Original 13D" and, as amended by Amendment No. 4, the "Schedule 13D") relating to shares of common stock (the "Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):
1. Spectrum Equity VII, L.P. ("SE VII")
2. Spectrum Equity Associates VII, L.P. ("Spectrum Equity Associates")
3. Spectrum VII Investment Managers' Fund, L.P. ("Spectrum VII Investment Managers' Fund")
4. Spectrum VII Co-Investment Fund, L.P. ("Spectrum VII Co-Investment Fund")
5. SEA VII Management, LLC ("Management LLC")
Residence or business address: Information with respect to the members and executive officers of Management LLC (collectively, the "Related Persons"), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on Schedule A attached to the Original 13D, which is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(b) of this Amendment No. 4 is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Amendment No. 4 is incorporated herein by reference.
Citizenship: The information set forth in Item 2(b) of this Amendment No. 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On March 16, 2025, SE VII, Spectrum VII Investment Managers' Fund and Spectrum VII Co-Investment Fund (collectively, the "Selling Stockholders") and the Issuer entered into a Stock Purchase Agreement (the "March 2025 Spectrum Stock Purchase Agreement"), pursuant to which the Selling Stockholders agreed to sell an aggregate of 3,000,000 Class A Shares to the Issuer for net proceeds of $12,600,000 (the "March 2025 Spectrum Repurchase"). The March 2025 Spectrum Repurchase is expected to close on March 21, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
All such ownership percentages of the securities reported in this Schedule 13D were calculated assuming 129,645,461 Class A Shares outstanding, based upon 106,740,328 Class A Shares outstanding as of February 18, 2025 as reported on the 10-K, as increased by 22,905,133 Class B Shares held by the Reporting Persons following the March 2025 Spectrum Repurchase.

The aggregate 22,905,133 securities reported in this statement, which constitute 17.7% of the outstanding Class A Shares, are held by the Reporting Persons on an as-converted basis as follows: SE VII is the holder of record of 22,843,992 Class A Shares, Spectrum VII Investment Managers' Fund is the holder of record of 39,101 Class A Shares, and Spectrum VII Co-Investment Fund is the holder of record of 22,040 Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The general partner of SE VII is Spectrum Equity Associates. The general partner of each of Spectrum VII Investment Managers' Fund, Spectrum VII Co-Investment Fund and Spectrum Equity Associates is Management LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by SE VII, Spectrum VII Investment Managers' Fund and Spectrum VII Co-Investment Fund. Each of these individuals disclaims beneficial ownership of such securities.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

## Signatures
- Spectrum Equity VII, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer of SEA VII Management, LLC (1) (03/18/2025)
- Spectrum Equity Associates VII, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer of SEA VII Management (2) (03/18/2025)
- Spectrum VII Investment Managers' Fund, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer of SEA VII Management, LLC (3) (03/18/2025)
- Spectrum VII Co-Investment Fund, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer of SEA VII Management, LLC (4) (03/18/2025)
- SEA VII Management, LLC: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer (03/18/2025)
Comment: (1) as the general partner of Spectrum Equity Associates VII, L.P., as general partner of Spectrum Equity VII, L.P.; (2) as the general partner of Spectrum Equity Associates VII, L.P.; (3) as general partner of Spectrum VII Investment Managers' Fund, L.P.; (4) as general partner of Spectrum VII Co-Investment Fund, L.P.